Mail Stop 4561

June 1, 2006

Mr. Kenneth J. Kay
Chief Financial Officer
CB Richard Ellis Group, Inc.
100 N. Sepulveda Blvd., Suite 1050
El Segundo, CA 90245

> **Re:** **CB Richard Ellis Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **File No. 1-32205**

Dear Mr. Kay:

We have reviewed your response letter dated May 19, 2006 and have the following additional comment. In our comment, we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Segment Operations, page 42</u>

1. We note that the Company has not included EBITDA on a segment basis in Note 20 to the financial statements and therefore the guidance in question 18 of the June 13, 2003 FAQ Regarding the Use of Non-GAAP Financial Measures is not applicable. If the Company continues to report EBITDA on a segment basis the Non-GAAP performance measure should be reconciled to net income as discussed in question 15 of the FAQ.

Please respond to the comment included in this letter within ten business days. If you have any questions, you may contact Thomas Flinn, Staff Accountant, at (202) 551-3469 or the undersigned at (202) 551-3498 if you have questions.

Sincerely,

Linda van Doorn
Senior Assistant Chief
Accountant